UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-45074

LEGGETT & PLATT, INCORPORATED 401(k) PLAN

(Exact name of registrant as specified in its charter)

No. 1 Leggett Road, Carthage, Missouri 64836, (417) 358-8131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Leggett & Platt, Incorporated 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None.*

*	Effective December 30, 2010, the Leggett & Platt, Incorporated Company Stock Fund was eliminated from the investment alternatives under the Leggett & Platt, Incorporated 401(k) Plan (the “Plan”). Any investment by participants in the Leggett & Platt, Incorporated Company Stock Fund made on or before December 30, 2010 was reallocated to other funds in the Plan. Therefore, pursuant to SEC Release 33-6188, the Plan interests are exempt from registration. Accordingly, this Form 15 has been filed to automatically suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leggett & Platt, Incorporated 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN

Date: January 21, 2011	By:	/s/ John G. Moore
John G. Moore Plan Administrative Committee Chair

Pursuant to the requirements of the Securities Exchange Act of 1934, Leggett & Platt, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEGGETT & PLATT, INCORPORATED

Date: January 21, 2011	By:	/s/ John G. Moore
John G. Moore Vice President – Chief Legal & HR Officer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.